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[LETTERHEAD OF WCI STEEL, INC.]

                                          October 28, 1996

Dear Shareholder:

    On behalf of the Board of Directors (the "Board of Directors") of WCI Steel, Inc. (the "Company"), I am pleased to inform you that WCI Steel Holdings, Inc., a Delaware corporation ("Holdings") and a wholly-owned subsidiary of The Renco Group, Inc., a New York corporation ("Renco"), has offered to purchase all of the outstanding shares of common stock of the Company (the "Shares") at a price of $10.00 per Share in cash to the Company's shareholders. Holdings has today commenced a cash tender offer at the $10.00 per Share price for all outstanding Shares (the "Offer"). Subject to successful completion of the Offer, and certain other conditions, the Offer is to be followed by a merger (the "Merger") of Holdings with and into the Company in which each Share not tendered, and therefore not purchased by Holdings in the Offer, will be automatically converted into the right to receive the same $10.00 in cash.

    Your Board of Directors, based on the recommendation of the independent director, has determined that each of the Offer and the Merger is fair to the Company's shareholders other than Renco and the directors and executive officers of Renco and the Company (the "Public Shareholders"), has approved the Offer and the Merger, and recommends that the Public Shareholders accept the Offer and tender all of their Shares to Holdings pursuant to the Offer.

    In arriving at its recommendation, the Board of Directors carefully considered a number of factors more fully described in the Schedule 14D-9 of the Company (which has been filed with Securities and Exchange Commission) and in the Offer to Purchase of Holdings, dated October 28, 1996 (the "Offer to Purchase"), enclosed herewith, including the recommendation of the independent director who evaluated the Offer and the Merger and the opinion of Gleacher NatWest Inc., financial advisor to the independent director, to the effect that the $10.00 per Share cash consideration to be received by Public Shareholders in the Offer and the Merger is fair, from a financial point of view, to such Public Shareholders.

    Accompanying this letter is the Offer to Purchase, together with related materials, including a letter of transmittal to be used in tendering your Shares. These documents set forth more fully the terms and conditions of the Offer and provide instructions as to how to tender your Shares. The Board of Directors and I urge you to read the enclosed materials carefully before making your decision with respect to tendering your shares to Holdings.

                                          On behalf of the Board of Directors,

                                          /s/ Ira Leon Rennert

                                          Ira Leon Rennert
                                          Chairman of the Board

       WCI Steel, Inc.
       1040 Pine Avenue, SE
       Warren, OH 44483-6528
       (330) 841-8000